Orange 21 Inc.
2070 Las Palmas Drive
Carlsbad, CA 92011
PH: (760) 804-8420
FX: (760) 804-8442

September 15, 2011

Mr. Martin James

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re: Orange 21 Inc.

Form 10-K for the year ended December 31, 2010 filed March 25, 2011

File No. 000-51071

Dear Mr. James:

This letter is being filed by Orange 21 Inc. (“the Company”) in response to the comment letter received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by the letter dated August 31, 2011 (the “Comment Letter”) regarding the Company’s above-referenced periodic report (the “Report”).

The numbering of the paragraphs below corresponds to the numbering of the Comment Letter, the text of which is incorporated into this response letter for your convenience. Capitalized terms used but not defined herein shall have the meanings assigned in the Report.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Report;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Report; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year ended December 31, 2010

Item 8. Financial Statements and Supplementary Data, page 43

Note 1. Organization and Significant Accounting Policies, page 49

Deconsolidation of LEM, page 49

1.	We see that you sold 90% of the equity of your subsidiary LEM and as a result of minimum purchase commitments included in the sales agreement; you have not classified this component as a discontinued operation. Please tell us how you have assessed the minimum purchase commitments under paragraphs 45-1 to 45-2 and 55-25 to 55-79 of FASB ASC 205-20 in supporting your conclusion.

Response: ASC 205-20-45-1 indicates that the results of operations of a component of an entity that has been disposed of shall be reported as discontinued operations if both of the following criteria are met:

a)	The operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction

b)	The entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.

ASC 205-20-45-2 and ASC 205-20-55-25 through 205-20-55-79 provide illustrative examples as well as a decision support model to support when a component of an entity shall be classified as a discontinued operation. As noted in our Form 10-K for the Fiscal Year ended December 31, 2010, the Company sold 90% of its equity interest in LEM to two LEM employees and two third-party suppliers of LEM on December 31, 2010 for approximately $20,000. As part of the sale of LEM, the Company became obligated to procure minimum purchase amounts of €3,717,617 (approximately US$4,968,595 as of December 31, 2010) during the year ended 2011 and €1,858,808 (approximately US$2,484,297) during the year ended 2012. Further, in the event the Company does not meet the minimum purchase amounts indicated above, the Company still has the obligation to pay LEM in cash an amount equal to 37% of the remaining non-purchased commitment amount for each of the years ending 2011 and 2012.

Utilizing the decision support flowchart model provided in ASC 205-20-55-25, the Company determined:

•

Continuing cash flows generated from the Company’s purchases from LEM are expected to be significant during 2011 and 2012 because LEM remains as one of the Company’s primary suppliers of inventory needed to fulfill our customer obligations, and the Company remains as one of LEM’s largest customers.

•

Continuing cash flows to LEM are expected to result from ongoing activities due in part to the aforementioned minimum purchase requirements required during the calendar years ending December 31, 2011 and 2012.

•

Continuing cash outflows are expected to be significant to the Company’s operations as the Company is required to either purchase €3,717,617 and €1,858,808 or pay in cash a minimum obligation equal to €1,375,518 and €687,759, during the calendar years ending December 31, 2011 and 2012, respectively. Prior to the sale of LEM on December 31, 2010, the Company purchased €5,580,000 and €6,910,000 of product from LEM during the calendar years ended December 31, 2009 and 2010, respectively. In addition, during the calendar years ended December 31, 2009 and 2010, LEM had total sales of €9,044,000 and €10,421,000, which included €3,464,000 and €3,511,164 of sales by LEM to third parties. Based on this, the Company’s 2011 minimum purchase obligation would represent 66% of the Company’s 2009 purchases from LEM and 54% of the Company’s 2010 purchases from LEM. The Company believes these purchase amounts are and will continue to be significant.

As a result of the analysis above, and after considering the illustrative example provided by ASC 205-20-55-48 through ASC 205-20-55-52, the Company concluded that the continuing cash flows should be considered indirect cash flows of the disposed component because significant cash outflows are expected to be incurred by the ongoing entity as a result of purchases of product from the disposed component. Because the continuing cash flows are considered significant, the Company has determined that classification as a discontinued operation would not be appropriate. Further, the Company has determined that an evaluation of continuing involvement is not required to be performed in accordance with the decision support flowchart model in ASC 205-20-55-25.

Note 6. Financing Arrangements, page 61

2.	We see that on December 20, 2010, you entered into a new promissory note agreement with Costa Brava which replaced three promissory notes and included a conversion option for $2.25 million of the principal amount. We note that you accounted for the agreement as a debt modification. Please show us your analysis of this agreement and describe for us how you concluded that debt modification accounting was appropriate under FASB ASC 470-50-40. Refer to paragraphs 40-10 through 40-12.

Response: ASC 470-50-40-10 indicates that from the debtor’s perspective an exchange of debt instruments between or a modification of a debt instrument by a debtor and a creditor in a nontroubled debt situation is deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. If the terms of a debt instrument are changed or modified and the cash flow effect on a present value basis is less than 10 percent, the debt instruments are not considered to be substantially different, except in the following two circumstances:

a)	A modification or an exchange affects the terms of an embedded conversion option, from which the change in the fair value of the embedded conversion option is at least 10 percent of the carrying amount of the original debt instrument immediately before the modification or exchange. As there was no embedded conversion option in the original debt, the guidance included in this paragraph is not applicable to the Company.

b)	A modification or an exchange of debt instruments adds a substantive conversion option or eliminates a conversion option that was substantive at the date of the modification or exchange.

In accordance with ASC 470-50-40-11, with respect to the conversion option, the guidance does not address modifications or exchanges of debt instruments in circumstances in which the embedded conversion option is separately accounted for as a derivative before the modification, after the modification, or both before and after the modification. There was no conversion option included in the old debt. The Company determined that the embedded conversion option added to the new debt instrument did not meet the requirements for derivative accounting, and as such, the guidance provided in this topic is not applicable.

The Company utilized the guidance provided in ASC 470-50-40-12 for the purposes of applying the 10 percent cash flow test, as follows:

a)	The cash flows of the new debt instrument include all cash flows specified by the terms of the new debt instrument plus any amounts paid by the debtor to the creditor less any amounts received by the debtor from the creditor as part of the exchange or modification. As such, the facility fees of $41,600 payable on December 20, 2010 and the $70,000 payable at December 31, 2011 and at the maturity date were included in the present value calculation of the new note.

b)	If the original debt instrument or the new debt instrument has a floating interest rate, then the variable rate in effect at the date of the exchange or modification shall be used to calculate the cash flows of the variable rate instrument. The Company notes that all interest rates were fixed at the date of the modification; therefore, the guidance provided by this paragraph is not applicable to the 10 percent calculation.

c)	If either the new debt instrument or the original debt instrument is callable or puttable, then separate cash flow analyses shall be performed assuming exercise and nonexercise of the call or put. The Company notes that neither the original debt nor the new debt is callable or puttable. As such, the guidance provided by this paragraph is not applicable to the 10 percent calculation.

d)	If the debt instruments contain contingent payment terms or unusual interest rate terms, judgment shall be used to determine the appropriate cash flows. The Company noted no such contingent payment terms or unusual interest rate terms and therefore, the guidance contained in this paragraph was not applicable to the 10 percent calculation.

e)	The discount rate to be used to calculate the present value of the cash flows is the effective interest rate of the original debt instrument. The Company determined the weighted average interest rate of the original debt instruments to equal 13.49%, which was used to calculate the present value of both the original and the new debt.

f)	If within a year of the current transaction the debt has been exchanged or modified without being deemed substantially different, then the debt terms that existed a year ago shall be used to determine whether the current exchange or modification is substantially different. Prior to the date of modification, the debt had not been exchanged or modified and therefore the guidance provided in this paragraph is not applicable.

g)	The change in the fair value of an embedded conversion option resulting from an exchange of debt instruments or a modification in the terms of an existing debt instrument shall not be included in the 10 percent cash flow test. The Company did not include the fair value of the embedded conversion option in the 10 percent cash flow test.

Utilizing the 13.49% weighted average effective interest rate, the Company determined the present value of the remaining cash flows under the terms of the new debt agreement to equal $5,114,844. Utilizing the same weighted average effective interest rate of 13.49%, the Company determined the present value of the remaining cash flows under the terms of the original agreement to equal $5,142,541. The difference in the present values of the cash flows of $27,697 was calculated to be a 0.6% decrease in present values for the new debt when compared to the original agreement. Since the cash flow effect on a present value basis is less than 10 percent the debt instruments were not considered to be substantially different for the purposes of the 10 percent test.

The Company next evaluated the new conversion option in the new debt to determine if it was substantive. The Company utilized the guidance in ASC 470-20-40-7 indicating that on the date of modification, a conversion feature is considered substantive if it is at least reasonably possible of being exercised in the future. The Company noted the close price on December 20, 2010 (the date of the modification) was $1.23. The $2.25 million conversion option included in the new debt is convertible at a price of $2.25 per share. Given that the stock price was significantly less than the conversion price on the date of the modification and after considering the Company’s history of net losses and deteriorating stock price, it was determined that the conversion feature of the new debt was not reasonably possible of being exercised in the future and therefore the new conversion option was not considered substantive at the date of modification.

Based on the above analysis, the Company determined that loan modification accounting was considered appropriate for this transaction.

Note 10. Share-Based Compensation, page 64

3.	We note that you have disclosed the amount of share-based compensation expense recognized on a per share basis for the years ended December 31, 2010 and 2009. We note that this disclosure was only permitted in the year of adoption of SFAS 123R. Accordingly, as previously requested in comment 4 of our letter dated April 28, 2009, revise all future filings to no longer disclose the per share effect of share-based compensation.

Response: The Company acknowledges this comment and will remove the per share effect of share-based compensation from all future filings.

Any comments or questions should be directed to Michael Angel, Interim CFO, at (760) 444-9760 ext. 1167 or by fax at (760) 804-8421 with a copy to the Company’s outside counsel, John Hentrich, Sheppard Mullin Richter & Hampton, LLP at (858) 847-4865.

Thank you for your assistance in this matter.

Sincerely,

Orange 21 Inc.

/s/ Michael D. Angel
Michael D. Angel
Interim Chief Financial Officer and Treasurer